

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2023

Peter Cannito
President, Chief Executive Officer and Chairman
Redwire Corp
8226 Philips Highway, Suite 101
Jacksonville, Florida 32256

> **Re: Redwire Corp**
> **Registration Statement on Form S-3**
> **Filed September 6, 2023**
> **File No. 333-274375**

Dear Peter Cannito:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Erin Donahue at 202-551-6063 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing